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SECUR 13011976 MISSION

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SEC FILE NUMBER
8-67369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Swedbank First Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, 15th floor
(No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tomas Eriksson — 212-906-0822
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Tomas Ericksson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Swedbank First Securities, LLC as of and for the year ended, December 31, 2012, are true and correct. I further affirm that neither Swedbank First Securities, LLC, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

04/01/13

Signature Date

Chief Executive Officer

Subscribed and Sworn to before me on this 1st
day of April 2013.

Notary Public

State of New York)
) ss:
County of New York)

MIGUEL A. SAMUDIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6226278
Qualified in Queens County
My Commission Expires August 02, 2014

SWEDBANK FIRST SECURITIES, LLC

(SEC I.D. 8-67369)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Swedbank First Securities, LLC

We have audited the accompanying statement of financial condition of Swedbank First Securities, LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Swedbank First Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 29, 2013

Member of
Deloitte Touche Tohmatsu

SWEDBANK FIRST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH	$ 6,918,229
RECEIVABLE FROM AFFILIATES	1,042,252
SECURITY DEPOSIT FOR RENT	144,216
DEPOSIT WITH CLEARING ORGANIZATION	100,000
OFFICE FURNITURE AND EQUIPMENT — Net	36,206
OTHER ASSETS	4,197
TOTAL ASSETS	$ 8,245,100

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Liability relating to lease cancellation	$ 423,310
Accrued expenses and other liabilities	157,633
Total liabilities	580,943
MEMBER'S CAPITAL	7,664,157
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 8,245,100

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Swedbank First Securities, LLC (the "Company") is a wholly owned subsidiary of Swedbank AB (the "Parent Company"), a company domiciled in Sweden. Swedbank AB is the sole member of Swedbank First Securities, LLC. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer. The Company is engaged in investment banking and securities transactions with institutional investors.

The Company, in connection with its activities as an introducing broker-dealer, does not hold funds or securities for customers. Accordingly, as of December 31, 2012, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraphs (k)(2)(i) and (k)(2)(ii).

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires the Company to make estimates and assumptions that may affect the reported amounts in the statement of financial condition and accompanying notes. The most significant of these estimates and assumptions relate to accrued liabilities, unincorporated business tax and the ability to realize deferred tax assets. The Company believes the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of the statement of financial condition.

Cash — Cash consists of cash held at banks.

Deposit with Clearing Organization — Deposit with clearing organization represents cash deposited at Pershing, LLC as security to assure the Company's performance of its obligations under the clearing agreement.

Office Furniture and Equipment — Office furniture and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally 3 to 5 years.

Liability Relating to Lease Cancellation — Represents projected net cash outflow from sub-leasing former premises and payment due for early termination of lease on former premises.

Unincorporated Business Taxes — The Company has elected to be taxed as a partnership for Federal and State income tax purposes. Accordingly, it is not a taxpaying entity for Federal or State income tax. Income from the limited liability company is taxed to the member on their individual income tax returns.

The Company is subject to New York City, unincorporated businesses taxes. A provision/(benefit) for unincorporated business taxes (if any) has been recorded in the statement of financial condition. The

Company records the amount of prepaid and refundable unincorporated business tax and records deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recorded in the Company's statement of financial condition or tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not, based on the technical merits, the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

At December 31, 2012, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

3. INCOME TAXES

At December 31, 2012, the Company has net deferred taxes as follows:

Deferred tax asset:	
NY City net operating loss carryforwards	$ 267,000
Valuation allowance	(267,000)
Net deferred tax asset	$ -

Based on the projections of future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefit of these deductible differences reported at December 31, 2012.

Deferred tax assets are attributable to tax losses carried forward which will expire through 2026. Since the Company believes it is more likely than not that it will not be able to recognize this asset, it has established a full valuation allowance against the items in the current year.

As of December 31, 2012, the Company's tax years 2009-2012 are subject to examination by the New York City tax authorities.

4. COMMITMENTS AND CONTINGENCIES

Leases — During the year, the Company sub-leased office space from an affiliate under a Service Level Agreement. The future cash payments and receipts under the old lease and related sublease of the old space total $441,847 and $257,763, respectively, through 2015.

At December 31, 2012, the future minimum rental commitments under this cancelable lease are as follows:

2013	$ 90,000
2014	90,000
2015	90,000
2016	90,000
2017	90,000
Thereafter	270,000
Total	$ 720,000

In addition, the Company agreed to pay an affiliate $100,000 towards office renovation contingent upon renovation occurring in 2013.

Litigation — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the statement of financial condition is not material.

Other Matters — In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be

estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote. The Company has a cash security deposit of $100,000 at December 31, 2012, to mitigate such risk, which is included in Deposit with clearing organization on the statement of financial condition.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires, maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2012, the Company had net capital of $6,437,286, which exceeded the minimum regulatory net capital requirement by $6,187,286.

6. RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company enters into significant transactions with Swedbank AB, and other affiliate entities such as First Securities AS.

The Company has Service Level Agreements with Swedbank AB, New York Branch for sharing administrative expenses. The Company also sub-leases office space from Swedbank AB, New York Branch under a separate Service Level Agreement. Amounts related to these activities are included in the statement of financial condition.

Assets and liabilities with related parties consisted of the following:

Assets:	
Receivable from Affiliates	$ 1,042,252
Liabilities:	
Accrued expenses and other liabilities	$ 7,500

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to December 31, 2012 through the date the statement of financial condition was issued, and determined there were no events or transactions during such period which would require recognition or disclosure in the statement of financial condition .

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 29, 2013

The Board of Directors
Swedbank First Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of Swedbank First Securities, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated March 29, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012.

During the year ended December 31, 2012, there were deficiencies in the design and operating effectiveness of certain controls related to the recording of related party transactions. The Company did not have a formal signed agreement with affiliates to account for certain related party transactions and did not make adjustments for reconciling items related to certain bank accounts. As a result, the Company failed to detect and correct a material error. The Company is in the process of remediating the material weakness by implementing enhancements to controls related to recording of related party transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the previous paragraph represented a material inadequacy during the year ended December 31, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP